May 14, 2008

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Attention: Terence O’Brien

Accounting Branch Chief
Re:	Leucadia National Corporation

Form 10-K for the year ended December 31, 2007

Filed February 29, 2008

Definitive Proxy Statement

Filed April 16, 2008

File No. 1-05721

Dear Mr. O’Brien:

Reference is made to your letter of April 29, 2008 addressed to Ian M. Cumming, Chief Executive Officer (the “April 29, 2008 Letter”). On behalf of Leucadia National Corporation (“Leucadia” or the “Company”), set forth below is each numbered paragraph of the April 29, 2008 Letter followed by the response of Leucadia to each comment contained in the April 29, 2008 Letter. The number of each response corresponds to the number of the comment in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. We note that your website, your annual reports, or press releases refer to or use the terms measured, indicated, and/or inferred, resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, accompany such disclosure with the following cautionary language, in bold type:

Terence O’Brien

May 14, 2008

Cautionary Note to U.S. Investors –The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10-K which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

The Company does not believe that this comment is applicable to it since it is not engaged in, does not hold itself out as being engaged in, and does not intend to engage in, the mining business. As a result, the Company does not believe that Industry Guide 7 is applicable to it. The Company also notes that it does not refer on its website or in press releases to the terms “measured,” “indicated,” or “inferred” resources.

The Company has included one sentence in its Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) that uses the term “inferred resources” (see page 19 of the 2007 Form 10-K). This is a reference to information contained on the website of Fortescue Metals Group, Ltd. (“Fortescue”), an Australian mining company in which the Company has a 9.9% equity interest and one member on the 7 member board of directors, but in which Leucadia has no operational involvement or control. As disclosed in the Company’s 2007 Form 10-K, Leucadia has invested an aggregate of $452.2 million in Fortescue, in return for which it received 9.9% of the stock of Fortescue and a $100 million note of Fortescue maturing in August 2019. The market value of the Fortescue common stock at December 31, 2007 was $1.8 billion and at March 31, 2008 was $1.65 billion. The information about Fortescue’s operations contained in the 2007 10-K was included to provide Leucadia’s shareholders with basic information about an investment that has significantly grown in value, with a further reference to Fortescue’s own website.

In addition, with respect to disclosure concerning the Company’s investment in Cobre Las Cruces, S.A. (“CLC”), a former subsidiary of the Company that holds exploration and mining rights to the Las Cruces copper deposit in the Pyrite Belt of Spain in which the Company currently has a 30% interest, the Company did use the term “indicated” in a disclosure concerning CLC (see page 20 of the 2007 Form 10-K) but that word was used as a synonym for “reported” and will not be used in that context in future filings. The

Terence O’Brien

May 14, 2008

Company’s carrying value of its 30% investment in CLC is approximately $150 million, and although the Company does have one of nine directors on the board of directors of Inmet Mining Corporation, the 70% controlling shareholder of CLC, it does not have day-to-day operational involvement or control of CLC. The information about CLC’s operations contained in the 2007 10-K was included to provide Leucadia’s shareholders with basic information about this investment.

In view of the Staff’s comment, the Company will not use the terms “measured,” “indicated,” or “inferred” resources in future filings.

Business, page 2

Competition, page 9

2. We note your disclosure related to a 115% price increase for the raw material polypropylene since 2002. In view of this apparent trend, and if material to understanding the operation of this segment, in future filings please consider expanding your disclosure to discuss the sources and the availability of polypropylene, including any material sourcing arrangements, all in accordance with Item 101(c)(1)(iii) of Regulation S-K.

Currently, there are readily available supplies of polypropylene, and Conwed Plastics has not entered into any material sourcing arrangements. The polypropylene price increases have been caused by increases in the price of oil and are not as a result of any supply shortage. Should circumstances change in the future resulting in reduced availability of supply and/or if Conwed Plastics enters into material sourcing arrangements, the Company will expand its disclosure accordingly.

Other Investments, page 18

Fortescue, page 18

3. We note your disclosure of proven and probable reserves for the Cloud break and Christmas properties and an inferred resources estimate for the Solomon property. In your future filings, please disclose the ore quality information or grade associated with your reserve disclosures. Iron ore quality or grade information commonly includes the weight percentages of iron, phosphorus, silica, and alumina.

This information is not in the possession of the Company. To the extent the information is available for disclosure from Fortescue, the Company will provide this information in its future filings. See also response to Comment 1 above.

Terence O’Brien

May 14, 2008

4. You also use the terms such as measured, indicated, and/or inferred mineral resources, in reference to quantity estimates. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. However, you may disclose this type of quantity estimate for non-reserve “mineralized material” to refer to mineralization that has been sufficiently sampled at close enough intervals to reasonably assume continuity between samples within the area of influence of the samples. In this instance you would need to disclose that such a deposit would not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude, both legal and economic feasibility. Mineralized material should only be reported as an in place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold, pounds of copper, or tons of iron.

See response to Comment 1 above. The Company does not intend to make reference to measured, indicated, and/or inferred mineral resources in its future filings.

5. You reference a benchmark price for iron ore mined in the Pilbara region of Western Australia. In future filings, please disclose a five year history of this benchmark price in your filing as a chart or table.

If the Company continues to disclose benchmark pricing information for iron ore in its future filings, the Company will also disclose the five year benchmark pricing history.

CLC, page 20

6. Combining the proven and probable reserve categories is contrary to the explicit guidance of Industry Guide 7, which provides that reserves may be combined as “proven and probable” only if proven and probable reserves cannot be readily segregated. In future flings; please report the proven and probable reserves separately.

Proven reserve amounts and probable reserve amounts will be separately disclosed in the Company’s future filings.

7. As footnotes or as part of your reserve tables, in future filings please disclose the following:

•	The reserve incorporates losses for mine dilution and mining recovery;
•	Reserve cutoff grade;
•	The metallurgical recovery factor for each mine;
•	All prices and currency conversion factors used to estimate your reserves;
•	Percent ownership of each mine and clarify whether quantities disclosed are for the entire mine or your share.

Terence O’Brien

May 14, 2008

This information is not in the possession of the Company. To the extent the information is available for disclosure from CLC, the Company will provide this information in its future filings. See also response to Comment 1 above.

8. Proven and probable reserves are also disclosed for your Las Cruces property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

•	Property and geologic maps;
•	Description of your sampling and assaying procedures;
•	Drill-hole maps showing drill intercepts;
•	Representative geologic cross-sections and drill logs;
•	Description and examples of your cut-off calculation procedures;
•	Cutoff grades used for each category of your reserves and resources;
•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves;
•	A detailed description of your procedures for estimating reserves;
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses;
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4.

The Company does not possess any of the information that you are requesting and does not employ a technical person or engineer to which questions may be addressed. See response to Comment 1 above.

Note 3- Acquisitions, page F-13

Terence O’Brien

May 14, 2008

9. In connection with the acquisition of Telco the remaining 25% of Telco assets were contributed to STi Prepaid by the former owners in exchange for a 25% interest in STi Prepaid. Please tell us and disclose in future filings the fair value of the 25% interest received by the former owners. Citing relevant accounting literature, please tell us how you accounted for this transaction. Please also address the need for Rule 3-05 financial statements.

STi Prepaid was a newly formed wholly-owned subsidiary with no assets, liabilities or business, created solely to effect the acquisition of 75% of the business formerly conducted by Telco Group. STi Prepaid acquired an undivided 75% interest in the purchased assets and assumed liabilities for a cash payment of $121,800,000 (including expenses), with the former owners concurrently contributing the remaining undivided 25% interest in the purchased assets and assumed liabilities for a 25% interest in STi Prepaid. The substance of the transaction was the acquisition by a subsidiary of the Company of a 75% interest of the business formerly conducted by Telco Group. The Company believes that the transaction is within the scope of a business combination as described in paragraph 9 of SFAS 141.

To the extent of its 75% interest, the Company recorded the acquired assets and liabilities at fair value. The interest of the minority shareholders (the former owners) were recorded at their historical carrying amounts at the date of acquisition. SFAS 141 does not directly address the accounting for the difference between the fair values and underlying book values of assets and liabilities acquired in a business combination where less than 100% of the target is acquired. However, the Company’s practice has been to record fair values only to the extent of the acquired interest, which we believe is consistent with the prevailing current practice under SFAS 141.

Financial statements were not required under Rule 3-05 because none of the conditions specified in the definition of significant subsidiary in Rule 1-02(w) met the 20% level as follows:

Condition 1 - The Company’s investment in Telco (i.e., the aggregate purchase price, including expenses) was $121,800,000 or approximately 2% of the Company’s consolidated assets of $5,303,824,000 at December 31, 2006.

Condition 2 - Telco’s total assets were $151,176,000 at December 31, 2006. The Company’s proportionate 75% share of Telco’s total assets would be $113,382,000 or approximately 2% of the Company’s consolidated assets.

Condition 3 - For the year ended December 31, 2006, Telco’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle was $35,647,000 and the Company’s

Terence O’Brien

May 14, 2008

75% proportionate share would be $26,735,000. For the year ended December 31, 2006, the Company’s consolidated income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle was $193,876,000 (comprised of $133,820,000 of pre-tax income from continuing operations before equity in income of associated companies plus $60,056,000 of equity in income of associated companies, pre-tax). The Company’s 75% proportionate share of Telco’s 2006 income is less than 14% of the Company’s consolidated pre-tax income of $193,876,000.

Note 16, page F-31

10. We note the substantial reduction of your deferred tax valuation allowance. Paragraphs 23-25 of SFAS 109 provide guidance in forming a conclusion whether a valuation allowance is not needed. We also noted the following trends:

•

Revenues for your Idaho timber segment have declined each of the 3 years ended December 31, 2007. We note from your disclosure on page 39 that for 2007 you had a decline in full year shipment volumes by 3.5% and average selling prices of almost 12% as compared to 2006. Idaho Timber expects that the abundance of existing homes available for sale in the market will continue to negatively impact housing starts and Idaho Timber’s revenues during 2008.

•

Your property management and services, gaming entertainment, domestic real estate, medical product development and other operations segments, along with Corporate, reported operating losses from continuing operations before income taxes for the year ended December 31, 2007. In reading your results of operations for these segments in MD&A we didn’t note disclosure of positive trends that would suggest results from operations for 2008 will be materially better than 2007.

•

Cash flows from operating activities have materially declined each of the 3 years ended December 31, 2007. Furthermore, as of December 31, 2007 you had negative cash flows from operating activities of $18.4 million.

In light of the above please provide to us, in detail, the positive factors that support your conclusion to reverse a portion of your deferred tax valuation. Your response should also address how the above negative factors were overcome in making your decision. Explain how these positive factors did not cause a reversal in prior periods.

Each year the Company prepares a future taxable income projection for each of its businesses and investments for the period it has available net operating loss carryforwards. On a quarterly basis the Company reviews its business and projections in order to determine if there has been a material change in its ability to generate future

Terence O’Brien

May 14, 2008

taxable income over the projection period, either up or down, to determine if an adjustment to the deferred tax valuation allowance is appropriate. The Company believes it is conservative when preparing these projections, consistent with the more-likely-than-not criteria specified in SFAS 109, and also believes that its historical ability to generate significant amounts of taxable income in the past is significant positive evidence to be considered. Most importantly, the Company’s net operating loss carryforwards, which account for over 90% of the deferred tax asset, do not begin to expire until 2017 and do not fully expire until after 2025. As a result, the future taxable income projections prepared at the end of 2007 extend over an 18-year period of time, which allows for the recovery of segments or businesses that might be experiencing current negative trends and have experienced cyclicality in the past.

The current negative trends at Idaho Timber were considered in the Company’s future taxable income projections prepared in 2006, which were further reduced to reflect changes in Idaho Timber’s outlook during 2007. It should be noted that Idaho Timber has historically experienced up and down cycles in its operations; however, the assumed annual taxable income projection for Idaho Timber was reduced by approximately 30% from its historical levels prior to the Company’s acquisition in 2005. For the medical product development segment, the Company did not project any future taxable income, only additional development expenses, due to the uncertainty of the success of their product development activities. The property management and services business is a newly acquired and newly restructured business, and the gaming entertainment segment is a new business that just opened to the public during 2007. The Company projected only modest future annual taxable income for these businesses. As disclosed in our MD&A, the pre-tax results for our domestic real estate segment are not predictable; profitability is a function of the status of our real estate development projects and non-recurring gains or losses when real estate assets are sold. Although the real estate industry is currently in a slump nationwide, the Company does not expect that to continue past the period when it has available net operating loss carryforwards.

The Company’s investment portfolio has grown significantly over the last two years, and the effect of compounding conservative investment returns on its portfolio over a long period of time is the largest component of the future taxable income projections. In addition, the Company has a nearly 30 year history under current management of generating taxable income at high rates of return on net book value, which is positive evidence that it considers when projecting future returns on its investment portfolio. The Company has earned these rates of return by buying, operating and selling investments in a variety of businesses and industries, during both good and bad general economic conditions. The assumed returns on the Company’s investment portfolio are conservative in comparison to the Company’s historical experience, consistent with the more-likely-than-not standard.

Terence O’Brien

May 14, 2008

The most significant incremental positive evidence during 2007 was an increase in the expected future taxable income to be realized from the Company’s investment in Fortescue Metals Group. The Company owns 9.9% of the Fortescue common shares and a note that pays interest equal to 4% of the iron ore revenue generated by specified areas of Fortescue’s mining project. Developments at Fortescue during 2007 that led the Company to project an increase in future taxable income from this investment include the commencement of commercial mining operations, completion of major earthworks at the port and mine, substantial progress towards the completion of the 260 kilometer railroad and receipt of the locomotive fleet, ore wagons and related equipment. The building of the railroad has been a massive undertaking that had been subject to numerous delays prior to the later part of 2007; an increased dedication of resources to the railroad enabled Fortescue to greatly accelerate its progress. In addition, the worldwide demand for iron ore continued to increase significantly with purchasers (particularly China) signaling they were prepared to accept another large price increase. These developments and milestones evolved during the later half of 2007 with substantial concentration in the fourth quarter. Fortescue’s progress at the mine is reflected in the substantial increase in the market value of the Fortescue common shares owned by the Company; the unrealized gain at December 31, 2007 increased by over $1.5 billion as compared to the prior year.

In summary, the Company’s valuation allowance position is the product of an 18-year taxable income projection that is prepared annually for each business and investment, re-evaluated quarterly and considers recent acquisitions, dispositions, capital raising transactions and management’s outlook on the profitability of its businesses and investments over the short and long-term. Negative trends disclosed in the Company’s 2007 Form 10-K are reflected in the projections prepared at the end of 2007, and these negative factors were more than offset by positive evidence, in particular the increase in the size of the Company’s investment portfolio and the taxable income it generates and the future taxable income expected from the Fortescue investment.

Note 18 Commitment and Contingencies, page F-40

11. We note that you do not consider it “probable or remote” that the court will find in favor of the Premier noteholders with respect to the additional damages escrow. The same language is used on page 13. Please clarify for us and revise in future filings. Not probable, or remote, implies that the contingency is not remote and therefore may be reasonably possible. If so, please clarify.

The Company believes that the loss is reasonably possible. The Company believes it met the disclosure requirements of SFAS 5 by disclosing the maximum amount of the loss, by indicating the loss is neither remote nor probable and that any potential loss cannot be

Terence O’Brien

May 14, 2008

reasonable estimated. However, unless conditions change, the Company will clarify that statement in its 2008 Form 10-K and state that a loss is reasonably possible.

Note 22 Segment Information, page F-42

12. Help us better understand your segment reporting by providing us with the following:

•	Identify each of your operating segments for each year presented;
•	Explain and support any aggregation of those segments;
•	Provide us with more detailed tables showing the revenue, income/losses and assets of Other operations and Corporate, for each year presented;
•

For each of your operations, including investments in associated companies provide us with your analysis concerning the quantitative thresholds described in paragraphs 18-24 of SFAS 131. If you believe that the thresholds do not apply because any entity is not an operating segment, please explain.

The Company’s reported operating segments consist of manufacturing (comprised of Idaho Timber and Conwed Plastics which are separately reported), telecommunications, property management and services, gaming entertainment, domestic real estate, medical product development and corporate. Only the domestic real estate segment is aggregated. Other operations are not a reportable segment, but include a number of operating businesses or components that are not material individually. The telecommunications, property management and services and gaming entertainment segments are new in 2007; manufacturing, domestic real estate, medical product development and corporate have been reported as segments in each of the last three years.

Neither the domestic real estate segment nor any of its components met the quantitative thresholds described in paragraph 18 of SFAS 131 for 2007 or 2005. For 2006, the domestic real estate segment met the quantitative threshold for paragraph 18a and 18b of SFAS 131 (10% and 26%, respectively). These thresholds were met due to the sale of an 8 acre lot of unimproved land by the Company’s subsidiary, Square 711, which the Company disclosed in note 15 to the consolidated financial statements. Except for this gain on sale, no other component of the domestic real estate segment exceeded 5% of the paragraph 18 thresholds. Although the domestic real estate segment did not meet any of the quantitative thresholds in 2007 to be separately reportable as a segment, management believes that separate reporting of the segment is useful to readers of its financial statements. The Company also believes that it would not provide any meaningful benefit to the users of its financial statements to disaggregate the domestic real estate segment. It should be noted that the domestic real estate segment includes over 15 separate properties which would be impractical to disaggregate as separate reportable segments.

Terence O’Brien

May 14, 2008

The only components of other operations that met any of the quantitative thresholds described in paragraph 18 of SFAS 131 were energy project activity during 2007 and MK Resources during 2005 (each meeting the paragraph 18b threshold). The Company does not believe that the energy projects fully meet the definition of an operating segment as defined in paragraph 10 of SFAS 131; currently it is only incurring costs to investigate and evaluate the development of energy projects. However, the Company did disclose the information in footnote (b) to the segment table as it believed it might be useful to users of its financial statements. During 2005, MK Resources sold a 70% equity interest in Cobre Las Cruces and recorded a gain on sale of $10,500,000; the Company retained a 30% equity interest which was subsequently accounted for under the equity method of accounting. Since MK Resources had not previously met the thresholds described in paragraph 18 of SFAS 131, and the gain on sale was a one-time event, the Company concluded that MK Resources should not be classified as a separate segment. The Company did disclose the nature and amount of the gain in note 4 to the consolidated financial statements. Except for these two items, no component of the other operations segment exceeded 5% of the paragraph 18 thresholds.

Corporate revenues primarily consist of investment income and security gains ($186,900,000, $238,100,000 and $258,500,000 or 91%, 85% and 96% of Corporate’s total revenues for 2007, 2006 and 2005, respectively). Corporate expenses consist of overhead expenses ($123,400,000, $114,100,000 and $103,200,000 for 2007, 2006 and 2005, respectively) and interest expense ($110,800,000, $70,900,000 and $63,200,000 for 2007, 2006 and 2005, respectively). Corporate assets primarily consist of investments and cash and cash equivalents ($4,011,700,000, $2,530,300,000 and $2,544,400,000 for 2007, 2006 and 2005, respectively) and the deferred tax asset $1,138,100,000, $991,900,000 and $1,135,100,000 for 2007, 2006 and 2005, respectively).

Pursuant to Rule 12b-4, we are providing you under separate cover as supplemental information the components of other operations and our analysis of the quantitative thresholds described in paragraphs 18-24 of SFAS 131 that you requested as supplemental information (the “Supplemental Information”).

As shown in the Supplemental Information, the Company’s named segments accounted for over 75% of consolidated revenues in each period as required by paragraph 20 of SFAS 131. The Company does not consider its investments in associated companies to be a separate reportable segment. The Company’s primary measure of segment operating results is income (losses) from continuing operations before income taxes and equity in income (losses) of associated companies. This is the measure that the Company uses for testing the quantitative threshold described in paragraph 18b of SFAS 131 for its operating segments. If the results of associated companies were considered to determine

Terence O’Brien

May 14, 2008

whether the quantitative threshold described in paragraph 18b of SFAS 131 was met for 2007, its manufacturing, telecommunications, property management and services, gaming entertainment and domestic real estate segments would not have met the threshold. In addition, associated company results are not a component of consolidated revenues and no single component of Investments in Associated Companies represented 5% or more of the Company’s consolidated assets.

The Company has over 25 associated company investments; if separately reported the Company would far exceed the practical limit to the number of reportable segments discussed in paragraph 24 of SFAS 131. However, in note 4 to the consolidated financial statements the Company discloses aggregate results for associated companies and individual results for the larger associated company investments, the largest of which are investment partnerships. The Company does not believe that disaggregation of these investments into separate segments would provide a meaningful benefit to users of its financial statements.

Definitive Proxy Statement on Schedule 14A filed on April 16, 2008

General

13. We note that as of December 31, 2007, you had two share based plans: a fixed stock option plan and a senior executive warrant plan. Please tell us where you have included the equity compensation plan information that is required by Item 201(d) of Regulation S-K and confirm that you will include this information in your future filings, or tell us why you are not required to include this information.

The equity compensation plan information that is required by Item 201(d) of Regulation S-K was filed with the Commission as additional soliciting material on April 30, 2008. This information will be included in the Company’s proxy statements in the future, as required.

Executive Compensation, page 14

Short Term Incentives-Annual Bonus Compensation, page 16

14. We note your disclosures in this section and in the last three paragraphs of the Compensation of Messrs. Cumming and Steinberg discussion on page 18. In future filings, please disclose the factors taken in consideration by the compensation committee in determining the actual amount of the bonus and the additional bonus amount granted to Messrs. Cumming and Steinberg in excess of the bonus. Your discussion should provide a more comprehensive analysis of the substance of these compensation decisions. Further, please disclose the compensation committee’s frequency in exercising its discretion powers.

Terence O’Brien

May 14, 2008

The Company will comply with this comment in its future proxy statement disclosures.

Long Term Incentives—Warrants, page 16

15. In future filings please disclose how the compensation committee determines the number of warrants to be granted to each of Messrs. Cumming and Steinberg and the frequency of these grants.

The Company will comply with this comment in its future proxy statement disclosures.

* * * *

In connection with our filings and in response to the April 29, 2008 Letter, the Company acknowledges and agrees that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.

Very truly yours,

/s/ Joseph A. Orlando
Joseph A. Orlando
Vice President and Chief Financial Officer

cc:	Tracey McKoy, Staff Accountant
George Schuler, Mining Engineer
Era Anagnosti, Staff Attorney